Chunghwa Telecom

January 07, 2014

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Dec 2013

1)               Sales volume (NT$ Thousand)

Period	Items	2013	2012	Changes	%

Dec	Net sales	20,774,899	20,298,212	(+)476,687	(+)2.35%

Jan-Dec	Net sales	227,998,838	221,419,829	(+)6,579,009	(+)2.97%

b                  Trading purpose : None